

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

June 18, 2009

Mr. Christopher Craney, President and Chief Executive Officer
Eugene Science, Inc.
LG Palace Building, 8th Floor
165-8 Donggyo-Dong, Mapo-Gu
Seoul, Korea

> **Re:**   **Eugene Science, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2006**
> **Filed October 26, 2007**
> **Response Letter Dated March 28, 2008**
> **File No. 000-50601**

Dear Mr. Craney:

We issued comments to you on the above captioned filing on April 3, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 2, 2009, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by July 2, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3688 if you have any questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief